October 4, 2018

Takehiro Abe
Chief Executive Officer
AIS Holdings Group, Inc.
2-41-7-336, Shinsakae
Naka-ku Nagoya-shi, Aichi, 460-0007, Japan

       Re: AIS Holdings Group, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Filed July 3, 2018
           Form 10-Q for the Quarter Ended June 30, 2018
           Filed August 14, 2018
           File No. 000-55769

Dear Mr. Abe:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by amending your filings or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2018

Item 1. Business, page 1

1. Please discuss the effect of existing or probable governmental regulations on your business. For example, discuss the regulation of cryptocurrencies and cryptocurrency exchanges in Japan and explain the extent to which your software and website are designed to comply with these regulations.
 Takehiro Abe
FirstName LastNameTakehiro Abe
AIS Holdings Group, Inc.
Comapany 2018
October 4, NameAIS Holdings Group, Inc.
October 4, 2018 Page 2
Page 2
FirstName LastName
Primary Business Activity, page 2

2. We note your statement on page 2 that your principal business activity revolves around the operation of your "Cryptocurrency System" which, among other things, would permit users to transfer digital coins and make deposits and withdrawals. Some of your disclosure appears inconsistent with the description of your business in your registration statement on Form S-1 (File No. 333-224927). If appropriate, revise the description of your business to more accurately reflect your business during the period covered by the
         Form 10-K.
3. You disclose that your website will consist of a cryptocurrency wallet, a cryptocurrency exchange and an ICO tab to review current ICOs. Please describe the cybersecurity protection features of your software and custody arrangements with users of the website.
         Highlight here and in a risk factor the risk that you may be liable for any cybersecurity breach resulting in the loss of customer assets.
IT Consulting Services, page 3

4. We note your disclosure that Mr. Abe "has experience with creating ICOs, such as the
         FTV Token." Expand your disclosure to describe Mr. Abe's role with FTV Token and provide an explanation of how Mr. Abe is qualified to advise potential clients on initial coin offerings. Disclose whether Mr. Abe has experience with ICOs other than FTV
         Token.
Item 13. Certain Relationships and Related Transactions, page 13

5. Please disclose the amount paid by Mr. Takehiro Abe to Mr. Thomas DeNunzio for the transfer of all of the company's outstanding shares from Mr. DeNunzio to Mr. Abe. Also disclose the terms of and amount paid or to be paid to Mr. DeNunzio's or any of his affiliates, such as V Financial Group, for services to the company. Refer to Regulation S-
         K Item 403(c).
Form 10-Q for the Quarter Ended June 30, 2018

Forward-Looking Statements, page 3

6. Please note that as a penny stock issuer, you are not eligible to rely on the safe harbor provision of Section 21E of the Securities Exchange Act of 1934. Therefore, please remove any references to the Private Securities Litigation Reform Act of 1995.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

7. Please expand your disclosure to address changes to your financial condition and results of operations, including revenues earned from your licensing agreement, and to discuss the course of action that you plan to take to remedy the material deficiency in your liquidity position.
 Takehiro Abe
AIS Holdings Group, Inc.
October 4, 2018
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at
(202) 551-3350
with any other questions.



FirstName LastNameTakehiro Abe                            Sincerely,
Comapany NameAIS Holdings Group, Inc.
                                                          Division of
Corporation Finance
October 4, 2018 Page 3                                    Office of
Telecommunications
FirstName LastName